Exhibit 5.1

March 12, 2024

Inpixon

405 Waverley St.

Palo Alto, CA 94301

Re: Registration Statement on Form S-4

Ladies and Gentlemen:

We have acted as special Nevada counsel to Inpixon, a Nevada corporation (the “Company”), in connection with the Registration Statement on Form S-4, Registration No. 333-273964 (the “Registration Statement”), which was declared effective by the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”) on November 13, 2024, with respect to the offer and sale to the security holders of XTI Aircraft Company, a Delaware corporation (“XTI”), in a business combination transaction (the “Proposed Transaction”) pursuant to the Agreement and Plan of Merger, dated as of July 24, 2023 (as amended, the “Merger Agreement”), by and among the Company, Superfly Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of the Company, and XTI of: (i) up to 83,312,199 shares (the “XTI Shares”) of common stock, par value $0.001, of the Company (“Common Stock”) issuable to holders of XTI common stock; (ii) up to 53,402,306 shares of Common Stock (the “Option Shares”) issuable upon exercise of XTI options (“Options”) that are being assumed by the Company in the Proposed Transaction, (iii) up to 35,513,081 shares of Common Stock (the “Warrant Shares”) issuable upon exercise of XTI warrants (“Warrants”) that are being assumed by the Company in the Proposed Transaction, and (iv) up to 8,404,824 shares of Common Stock (the “Note Shares”) issuable upon conversion of the convertible promissory note of XTI dated April 1, 2023 (the “Note”) that is being assumed by the Company in the Proposed Transaction. The XTI Shares, the Option Shares, the Warrant Shares and the Note Shares are referred to collectively as the “Shares.” The number of Shares registered on the Registration Statement represented the maximum total number of shares of Common Stock issuable as XTI Shares, Option Shares, Warrant Shares and Note Shares, assuming that (x) Inpixon’s outstanding warrants to purchase up to 141,000,000 shares of Inpixon Common Stock pursuant to that certain warrant purchase agreement dated May 15, 2023 would all be exercised prior to the closing; (y) Inpixon would effect a reverse stock split of its Common Stock immediately prior to the closing at a ratio of 1-for-2 (the “Reverse Stock Split”) and an estimated exchange ratio for the Proposed Transaction (which is subject to adjustments as provided in the Merger Agreement) of 4.103234632 shares of post-reverse-split Common Stock for each outstanding share of XTI common stock.

On March 12, 2024, effective at 4:01 p.m. Eastern Time, the Company effected a Reverse Stock Split at a ratio of 1-for-100. In accordance with the final exchange ratio of 0.0892598 after taking into account adjustments as provided in the Merger Agreement including the Reverse Stock Split, the Company will issue (subject to rounding up of fractional shares on an individual basis): (i) up to 5,661,074 XTI Shares to holders of XTI common stock at the closing; (ii) up to 1,068,959 Option Shares issuable upon exercise of Options that are being assumed by the Company at the closing; (iii) up to 382,610 Warrant Shares issuable upon exercise of Warrants that are being assumed by the Company at the closing; and (iv) up to 4,611 Note Shares issuable upon conversion of the convertible promissory notes that are being assumed by the Company at the closing.

This opinion letter is being furnished in accordance with the requirements of Item 601(b)(5) of Regulation S-K promulgated under the Securities Act.

In connection with the furnishing of this opinion letter, we have examined, considered and relied upon the following documents (collectively, the “Documents”):

•	the Registration Statement;
•	the Merger Agreement;
•	the Options;
•	the Warrants;
•	the Note;
•	the Company’s Restated Articles of Incorporation, as amended;

•	the Company’s Amended and Restated By-Laws, as amended and as to be amended as contemplated the Merger Agreement;
•	resolutions of the board of directors of the Company; and
•	such other documents and matters of law as we have considered necessary or appropriate for the expression of the opinion contained herein.

In rendering the opinion set forth below, we have assumed without investigation the genuineness of all signatures and the authenticity of all Documents submitted to us as originals, the conformity to authentic original documents of all Documents submitted to us as copies, the veracity of the Documents, and the legal capacity of all individuals executing any of the Documents. For the purposes of the opinion set forth below, we have also assumed that (i) in connection with the issuance of the Shares, the Company will receive consideration in an amount not less than the aggregate par value of the Shares covered by each such issuance; (ii) before the issuance of the Shares, the conditions to consummating the transactions contemplated by the Merger Agreement will have been satisfied or duly waived; and (iii) before the issuance of the Option Shares, Warrant Shares and Note Shares, the Company will receive consideration in accordance with the terms of the Options, Warrants and Note, respectively. As to questions of fact material to the opinion hereinafter expressed, we have relied upon the representations and warranties of the Company made in the Documents.

Based solely upon the foregoing examination, and subject to the qualifications, assumptions and limitations set forth herein, we are of the opinion that, (i) upon issuance in the Proposed Transaction, the XTI Shares will be validly issued, fully paid and non-assessable; and (ii) (a) upon issuance in connection with the exercise of Warrants in accordance with the terms thereof, the Warrant Shares will be validly issued, fully paid and non-assessable, (b) upon issuance in connection with the exercise of Options in accordance with the terms thereof, the Option Shares will be validly issued, fully paid and non-assessable, and (c) upon issuance in connection with the conversion of the Note in accordance with the terms thereof, the Note Shares will be validly issued, fully paid and non-assessable.

The opinion expressed above is limited to Chapters 78 and 92A of the Nevada Revised Statutes as currently in effect.

We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the reference to us in the Registration Statement. In giving this consent, we do not thereby admit that we are included within the category of persons whose consent is required by Section 7 of the Act and the rules and regulations promulgated thereunder. This opinion speaks as of its date, and we undertake no (and hereby disclaim any) obligation to update this opinion.

Very truly yours,

/s/ GREENBERG TRAURIG, LLP